February 27, 2002



Via Electronic Filing
---------------------

Mr. John Ganley
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

                         Re:    Global Income Strategies Fund, Inc.
                                (formerly Global High Yield Fund, Inc.)
                                (File No. 333-50527)
                                ---------------------------------------

Dear Mr. Ganley:

         We hereby request withdrawal of the Registration Statement of Global Income Strategies Fund, Inc. (the "Fund") pursuant to Rule 477 under the Securities Act of 1933, as amended, on Form N-1A. The Registration Statement was originally filed on April 20, 1998 and has never been declared effective. The Board of Directors of the Fund has determined not to commence operations of the Fund, and therefore to abandon the registration of the Fund.

         The Fund intends to deregister under the Investment Company Act of 1940, as amended, by filing for an order declaring that the Fund has ceased to be an investment company on Form N-8F as soon as practicable.

         Any questions or comments regarding this filing should be directed to Susan Mattisinko at (212) 906-2799 Ext. 23039 or Ellen W. Harris at (212) 906-2799 Ext. 23097, both at the law firm of Sidley Austin Brown & Wood LLP.

                                                    Very truly yours,

                                                    /s/ Donald C. Burke

                                                    Donald C. Burke
                                                    Vice President

cc:    Susan Mattisinko
       Sidley Austin Brown & Wood LLP